UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Global Cord Blood Corporation
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

G39342103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39342103	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON PAGAC III Holding VII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,500,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 9,500,000 Ordinary Shares (as defined below) held by PAGAC III Holding VII Limited. See Item 4 of the statement for additional information.

(2) This percentage is calculated based on 121,551,075 Ordinary Shares outstanding as of March 31, 2022 pursuant to the Issuer’s Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2022.

CUSIP No. G39342103	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON PAG Asia I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,500,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(2)
12	TYPE OF REPORTING PERSON PN

(1) Represents 9,500,000 Ordinary Shares held by PAGAC III Holding VII Limited. See Item 4 of the statement for additional information.

(2) This percentage is calculated based on 121,551,075 Ordinary Shares outstanding as of March 31, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on August 16, 2022.

CUSIP No. G39342103	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON PAG Asia Capital GP I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,500,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 9,500,000 Ordinary Shares held by PAGAC III Holding VII Limited. See Item 4 of the statement for additional information.

(2) This percentage is calculated based on 121,551,075 Ordinary Shares outstanding as of March 31, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on August 16, 2022.

CUSIP No. G39342103	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON PAG Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,500,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 9,500,000 Ordinary Shares held by PAGAC III Holding VII Limited. See Item 4 of the statement for additional information.

(2) This percentage is calculated based on 121,551,075 Ordinary Shares outstanding as of March 31, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on August 16, 2022.

CUSIP No. G39342103	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON Pacific Alliance Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,500,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 9,500,000 Ordinary Shares held by PAGAC III Holding VII Limited. See Item 4 of the statement for additional information.

(2) This percentage is calculated based on 121,551,075 Ordinary Shares outstanding as of March 31, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on August 16, 2022.

CUSIP No. G39342103	SCHEDULE 13G	Page 7 of 11

1	NAME OF REPORTING PERSON PAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,500,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 9,500,000 Ordinary Shares held by PAGAC III Holding VII Limited. See Item 4 of the statement for additional information.

(2) This percentage is calculated based on 121,551,075 Ordinary Shares outstanding as of March 31, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on August 16, 2022.

CUSIP No. G39342103	SCHEDULE 13G	Page 8 of 11

Item 1.	(a) Name of Issuer

Global Cord Blood Corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

48th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong S.A.R.

Item 2.	(a) Name of Person Filing

PAGAC III Holding VII Limited PAG Asia I LP PAG Asia Capital GP I Limited PAG Capital Limited Pacific Alliance Group Limited PAG (collectively, the “Reporting Persons”)

(b) Address of Principal Business Office or, if none, Residence

The registered address of PAGAC III Holding VII Limited is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

The registered address of each of PAG Asia I LP, PAG Asia Capital GP I Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

(c) Citizenship

The citizenship of each Reporting Person is as follows:

PAGAC III Holding VII Limited – British Virgin Islands

PAG Asia I LP – Cayman Islands

PAG Asia Capital GP I Limited – Cayman Islands

PAG Capital Limited – Cayman Islands

Pacific Alliance Group Limited – Cayman Islands

PAG – Cayman Islands

(d) Title of Class of Securities

Ordinary shares, par value US$0.0001 per share (“Ordinary Shares”)

(e) CUSIP No.

G39342103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. G39342103	SCHEDULE 13G	Page 9 of 11

Item 4.	Ownership

The Ordinary Shares reported herein are held by PAGAC III Holding VII Limited. PAGAC III Holding VII Limited is wholly owned by PAG Asia I LP. The general partner of PAG Asia I LP is PAG Asia Capital GP I Limited. PAG Asia Capital GP I Limited is wholly owned by PAG Capital Limited. PAG Capital Limited is wholly owned by Pacific Alliance Group Limited. Pacific Alliance Group Limited is wholly owned by PAG.

PAG Asia I LP, PAG Asia Capital GP I Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by PAGAC III Holding VII Limited.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(a)	Amount beneficially owned:

See row 9 on the cover page of each Reporting Person.

(b)	Percent of class:

See row 11 on the cover page of each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 on the cover page of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 on the cover page of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 on the cover page of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 on the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. G39342103	SCHEDULE 13G	Page 10 of 11

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated February 3, 2023

CUSIP No. G39342103	SCHEDULE 13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

PAGAC III HOLDING VII LIMITED

By:	/s/ Jon Robert Lewis
	Name:	PAGAC Secretaries Limited, represented by Jon Robert Lewis
	Title:	Director

PAG ASIA I LP

By:	/s/ Jon Robert Lewis
	Name:	PAG Asia Capital GP I Limited, represented by Jon Robert Lewis
	Title:	General partner of PAG Asia I LP

PAG ASIA CAPITAL GP I LIMITED

By:	/s/ Jon Robert Lewis
	Name:	Jon Robert Lewis
	Title:	Director

PAG CAPITAL LIMITED

By:	/s/ Jon Robert Lewis
	Name:	Pacific Alliance Group Limited, represented by Jon Robert Lewis
	Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
	Name:	Jon Robert Lewis
	Title:	Director

PAG

By:	/s/ Derek Roy Crane
	Name:	Derek Roy Crane
	Title:	Director